June 20, 2008

SENT VIA EDGAR

Mr. John Fieldsend
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    RC2 Corporation Form 10-K for the year ended December 31, 2007
          Filed February 29, 2008
          DEF 14A filed on April 2, 2008
          File No. 0-22635

Dear Mr. Fieldsend:

To follow up on your conversation on June 9, 2008 with the outside legal counsel of RC2 Corporation (the "Company") regarding Comment No. 4 in the letter of the staff of the Securities and Exchange Commission dated April 15, 2008 to the Company, I confirm that in future filings the Company will revise the statements regarding the effectiveness of its disclosure controls and procedures to read substantially as follows:

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  The Company carried out an evaluation as of [last day of applicable period] under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of [last day of applicable period] at reaching a level of reasonable assurance.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  The Company has designed its disclosure controls and procedures to reach a level of reasonable assurance of achieving the desired control objectives.

The Company confirms that its conclusions as of December 31, 2007 and March 31, 2008 regarding effectiveness of the Company's disclosure controls and procedures would not have changed had the foregoing disclosure been in Item 9A of the Company's Form 10-K for the year ended December 31, 2007 and Item 4 of Part I of the Company's Form 10-Q for the quarter ended March 31, 2008.

Please contact me at (630) 573-7328 if you have any questions.

Best regards,
RC2 Corporation

/s/ Jody L. Taylor

Jody L. Taylor
Chief Financial Officer